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NITEDSTATES
IDEXCHANGECOMMISSION
ington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53720



FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pico Quantitative Trading LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 Wall Street - 16th Floor Suite 1604
(No. and Street)

New York	New York	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenneth Bradley (646) 701 - 6129
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name – *if individual, state last, first, middle name*)

750 Third Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jarrod Yuster, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pico Quantitative Trading LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President and CEO
Title

Lisa Valente Exp. 3/29/18
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


EISNERAMPER
ACCOUNTANTS & ADVISORS

PICO QUANTITATIVE TRADING LLC

(a wholly-owned subsidiary of Pico Quantitative Trading Holdings LLC)

PURSUANT TO RULE 17A-5 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2015



EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Pico Quantitative Trading LLC

We have audited the accompanying statement of financial condition of Pico Quantitative Trading LLC (the "Company") as of December 31, 2015. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Pico Quantitative Trading LLC as of December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

EisnerAmper LLP

New York, New York
February 27, 2016

PICO QUANTITATIVE TRADING LLC

Contents

PICO QUANTITATIVE TRADING LLC

Statement of Financial Condition
December 31, 2015

ASSETS	
Cash and cash equivalents	$ 3,661,083
Due from brokers	1,177,637
Accounts receivable	1,184,915
Receivable from affiliate	540,098
Property and equipment (net of accumulated depreciation of $428,139)	533,477
Prepaid expense and other assets	321,672
Total Assets	$ 7,418,882
LIABILITIES AND MEMBER'S EQUITY	
Liabilities:	
Due to parent	1,161
Unearned technology services revenue	39,147
Accrued expenses and other liabilities	2,704,271
	2,744,579
Member's equity	4,674,303
Total Liabilities and Members' Equity	$ 7,418,882

NOTE A - ORGANIZATION

Pico Quantitative Trading Holdings LLC (the "Parent"), a Delaware limited liability company, purchased a dormant broker-dealer E-Brokerage, LLC on October 5, 2009. E-Brokerage, LLC was formed under the limited liability company laws of New York on November 30, 2001. E-Brokerage, LLC's name was changed to Pico Quantitative Trading LLC (the "Company") on October 8, 2009. The Company's operating agreement states the Company shall continue until the first to occur of: (i) the written consent of the Parent; or (ii) as otherwise required under applicable law. The Company is a single member LLC wholly-owned by Parent.

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), NYSE Arca, EDGA Exchange, Inc., and EDGX Exchange, Inc.

The Company earns financial technology service fees for providing managed technology services to a diverse financial services client base. The Company also is an agency-only securities broker-dealer referring electronic trading customers consisting of broker-dealers and quantitative hedge funds to execution and clearing brokers. The Company earns financial technology service fees from customers and earns commission revenue from the execution and clearing brokers for the referral of clients

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

[2] Financial technology services and commission revenues:

Financial technology service fees are monthly fees paid by customers for managed technology solutions, providing infrastructure, integration, access to and use of the Company's market gateways, network connectivity, risk analysis system, data center co-location facilities, as well as raw and normalized market data. These fees are recorded as earned.

Non-recurring customer integration fees included in the financial technology services revenue are recorded as revenue over the course of the integration project. Fees received upfront and not yet earned are recorded as unearned technology services revenue at December 31, 2015.

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

[3] Income taxes:

The Company is a single member LLC and a disregarded entity for tax purposes; therefore, no tax provision has been made in the accompanying financial statements. For further discussion, see Note D - Income Taxes.

[4] Depreciation:

Depreciation is provided on a straight-line basis using an estimated useful life of three years except that certain software is amortized using a five year useful life.

[5] Cash and cash equivalents:

Cash and cash equivalents are highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business. The Company, at times, maintains cash in deposit accounts in excess of Federal Deposit Insurance Corporation limits. Cash equivalents include money market funds of approximately $299,028 held by the Company's clearing broker, a Parent member's affiliate. In the event of the broker's insolvency, recovery of assets may be limited.

NOTE C - RELATED PARTY TRANSACTIONS

The Company is a wholly-owned subsidiary of the Parent and shares common management. The Company has an expense-sharing arrangement with the Parent. Under the provisions of the expense-sharing arrangement certain expenses are paid by the Parent and allocated to the Company. At December 31, 2015, the Company had $1,161 of accounts payable to the Parent.

Members of the Parent are related to the Company, and the clearing broker is a related party of a member of the Parent. The Company leased office space from the Parent. The Company and Spryware LLC, a related company, has an arrangement to provide services to each other. At December 31, 2015 the entire amount due from brokers are from related parties.

NOTE D - INCOME TAXES

The Company is included in the federal income tax return filed by the Parent. Accordingly, taxable income and losses of the Company are reported on the income tax returns of the Parent's members and no provision for income tax has been recorded in the accompanying financial statements.

The Company has no material unrecognized tax benefits and no interest expense or penalties have been assessed for the year ended December 31, 2015.

NOTE E - COMMITMENTS AND CONTINGENT LIABILITIES

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates.

The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

NOTE F - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1). The Company computes its net capital under the basic method permitted by the SEC rule, which requires that the minimum net capital be equal to the greater of $100,000 or 6-2/3% of aggregate indebtedness. As of December 31, 2015, the Company had net capital of $964,046 which was $781,074 in excess of its required net capital of $182,972.

NOTE G - EXEMPTION FROM RULE 15C3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemption provision under subparagraph (k)(2)(ii) and therefore, is not required to maintain a "Special Reserve Bank Account for Exclusive Benefit of Customers."

NOTE H - OFF-BALANCE-SHEET RISK AND CREDIT RISK

In the normal course of the Company's business, the Company refers its clients to executing/clearing broker-dealers, where clients open accounts and arrange for execution, settlement, and financing of their securities transactions with such broker-dealers. As compensation for such referrals, the Company receives transaction-based fees from such broker-dealers. If a client or the counterparty to its transactions is unable to fulfill its contracted obligations, the Company may not receive payment from the referral broker-dealer, and may be exposed to off-balance-sheet risk.

If a counterparty broker-dealer to whom the Company refers clients cannot fulfill its obligations, the Company may not receive the referral fees. The risk of default depends on the creditworthiness of such counterparty.

NOTE I - CO-EMPLOYEE AGREEMENT

The Company has a client service agreement with a Co-employer (defined in the client service agreement), a nonrelated entity. The Company's employees are on the Co-employer's payroll and withholding system which is responsible for providing the payroll and tax withholdings payments and reports for the Company's employees. In exchange, the Co-employer receives an administrative fee.

NOTE J - PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS

The Company adopted the Co-Employer Retirement Savings Plan covering voluntary contributions by employees of the Company under the 401(k) and the Company matching contributions under the 401(m) feature of the Retirement Plan.

The Company is obligated under sections 414(m), (n) and (o) of the Internal Revenue Code to treat the Company's co-employees as its employees for purposes of any qualified retirement plan or welfare benefit plan sponsored by the Company.

In 2015 the Company elected a 401(k) and Safe Harbor Matching Employer Contribution Formula, 100% of the first 3% of the Active Participant's Compensation contributed to the Plan and 50% of the next 2% of the Active Participant's Compensation contributed to the Plan. During 2015, the Company made employer matching contributions.

NOTE K - COMPENSATION SHARE PLAN

The Parent adopted in its entirety the Pico Quantitative Trading Holdings LLC 2010 compensation share plan (the "Plan") as of January 1, 2010. The Board of the Parent or its appointed administrator may grant awards of compensation shares on the first day of any quarter of the fiscal year. The total number of compensation shares available for grant in respect of awards under the Plan shall be 100,000, representing in the aggregate 10% of the outstanding shares as of November 2, 2009. The Company shall not grant awards under the Plan in any given year in an amount exceeding, in the aggregate; (i) fifty percent (50%) of the total number of compensation shares issuable (100,000) or (ii) twenty percent (20%) of the total number of compensation shares issuable (100,000) to any employee, officer, manager, consultant or other person who performs services for the Parent, the Company or any other Parent subsidiary without a supermajority board vote.

Compensation shares are Common Shares that represent a profits interest in the Parent. The Company takes into consideration many factors in determining the fair value of the compensation shares and estimates the fair value of compensation shares awarded to employees of the Company, on the date of award and recognizes the expense ratably over the vesting period. The fair value of the compensation shares shall be determined on grant date by the Board in its sole discretion. The Parent has the right to repurchase from the participant or his or her successor, as the case may be, any or all of the compensation shares vested in such participant as of the date of the termination of the participant's continuous status as an employee, officer, manager, consultant or other person who performs services for the Company for cause, in addition to the forfeiture of the participant's unvested compensation shares, at a purchase price per share equal to the lesser of (a) the original purchase price of such compensation shares or (b) aggregate fair value of such compensation shares. Compensation shares may not be transferred until expiration of the applicable period of restriction and thereafter only in accordance with the Plan and the Parent's LLC agreement.

The estimated fair value of compensation shares is based on the enterprise value taking into consideration initial cash contributions, the original three-year detailed business plan as well as founding members experience
and input. Subsequent funding also has occurred at the same initial enterprise value. Compensation shares are junior to preferred shares that were issued to equity investors. The preferred shares are paid out the initial investment and interest prior to the compensation shares profit interest. Compensation shares' fair value is adjusted for the preferred shares liquidation preference and restrictions on transferability.

Compensation Shares covered by each award granted under the Plan shall vest as follows:

(a) Twenty-five percent (25%) of such compensation shares shall vest on the first anniversary of the grant date; and

(b) Six and one-quarter percent (6.25%) of such compensation shares shall vest on the last day of each quarter of the fiscal year following the first anniversary of the grant date.

Compensation Shares are common shares in the Parent that are treated as "profits interest" within the meaning of the Internal Revenue Code. At December 31, 2015, the schedule of profit interest shares outstanding was:

NOTE K - COMPENSATION SHARE PLAN (CONTINUED)

Compensation shares January 1, 2015	**97,279**
Compensation shares granted	**16,483**
Compensation shares forfeited	**(4,316)**
Compensation shares repurchased	**(16,095)**
Compensation shares outstanding December 31, 2015	**93,351**
Compensation shares vested at December 31, 2015	**65,021**